EFES

04 MAR 23 AM 7:21

File: 082-04144

04010768

March 17th, 2004

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding collective bargaining agreement with Tek Gida İş Labour Union for the periods of 01.09.2003 – 31.08.2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

3/23

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

EFES BEVERAGE GROUP / ANADOLU EFES
MARCH 17TH, 2004

Negotiations between our company and Tek Gıda İş Labour Union for the periods of 01.09.2003 – 31.08.2005 on the issue of collective bargaining agreement came to a conclusion, and is at the signing stage.

Accordingly;

- For the first six month period of the collective bargaining agreement, hourly wages will increase by % 8,49 on average.
- For the following three periods, each covering six months, the Consumer Price Index for the previous six month period announced by the State Statistical Institute will be used for wage increase,
- In the first year of the agreement a %23 increase in the social benefits will be made,
- In the second year of the agreement, Consumer Price Index announced by the State Statistical Institute will be used for social benefit increase.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr